SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 December 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

  EXHIBIT INDEX

99.1	Financing and reporting update dated 11 December 2020

Exhibit No: 99.1

11 December 2020

InterContinental Hotels Group PLC
Financing and reporting update

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] provides a financing update including a further waiver and relaxation of existing banking covenants, alongside an update on changes to System Fund income recognition.

Financing update
As IHG announced in April, we amended our existing $1.35bn syndicated and bilateral revolving credit facilities (RCF) to include a waiver of existing covenants at 30 June 2020, 31 December 2020 and 30 June 20211. The interest cover and leverage ratio covenants were replaced by a $400m minimum liquidity covenant2. The maturity of the RCF was extended by 18 months to September 2023.

IHG has now reached agreement for further amendments to the RCF. This includes an additional waiver of the covenants at 31 December 2021, together with a relaxation to the covenants at 30 June 2022 and 31 December 2022. The leverage ratio covenant has been amended to require Net Debt to EBITDA of less than 7.5:1 at 30 June 2022 and less than 6.5:1 at 31 December 2022. The interest cover covenant has been amended to require a ratio of above 1.5:1 at 30 June 2022 and above 2.0:1 at 31 December 2022. The covenant relaxations have been based on a theoretical severe downside scenario. The minimum liquidity covenant of $400m will continue whilst the amendments are in place and will be tested at 31 December 2021, 30 June 2022 and 31 December 2022.

Changes to System Fund income recognition
Ahead of reporting its results for the 2020 financial year, IHG is today providing an outline of changes in income recognised in the System Fund and in its results from reportable segments3 as follows:

●     Recognising revenue arising from the licensing of intellectual property under co-brand credit card agreements in IHG's reportable segments within Central Revenue rather than in the System Fund. As only the proportion of revenue associated with IHG's intellectual property will move, the vast majority of revenue associated with the cobrand portfolio will continue to be recognised in the System Fund.
●     Recognising the revenue, costs and profit of running the Ambassador programme (the InterContinental Hotel & Resorts paid-for loyalty programme) in the System Fund, rather than IHG's reportable segments.

These changes are effective from 1 January 2020 with amounts recognised in prior years unchanged. The net effect of the changes, if these had been effective in 2019, would have been an increase in IHG's revenue and operating profit from reportable segments of $18m and $22m respectively, with a corresponding reduction in System Fund revenue and increase in the System Fund in-year deficit. A broadly similar impact is anticipated for the 2020 financial year.

-Ends-

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Notes and definitions
1  The RCF has customary covenants in respect of interest cover and leverage ratio, tested at half year and full year on a trailing twelve-month basis. The interest cover covenant requires a ratio of EBITDA to net interest payable above 3.5:1 and the leverage ratio requires Net Debt:EBITDA of below 3.5:1 on a 'frozen GAAP' basis pre-IFRS 16.
2  Defined as unrestricted cash and undrawn facilities with a remaining term of 6 months, tested on 30 June and 31 December.
3  IHG's results from reportable segments excludes System Fund results, hotel cost reimbursements and exceptional items. Revenue and operating profit from reportable segments therefore comprises the Group's fee business and owned, leased and managed lease hotels.

Notes to Editors
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 6,000 hotels and 890,000 guest rooms in more than 100 countries, with approximately 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 December 2020